

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


RECD S.E.C.
JUL 1 6 2003
1086

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934


PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

For the transition period from ______________ to ________________

Commission file number: 000-24187

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

The Hudson River Bank & Trust Company
401(k) Savings Plan in
RSI Retirement Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

Hudson River Bancorp, Inc.
One Hudson City Centre
Hudson, New York 12534

REQUIRED INFORMATION

The financial statements filed as part of the annual report of the plan include:

1) Audited statements of net assets available for plan benefits as of December 31, 2002 and 2001, as filed under the Employees Retirement Income Security Act of 1974, as amended ("ERISA")
2) Audited statements of changes in net assets available for plan benefits for the years ended December 31, 2002 and 2001, as filed under ERISA.

HUDSON RIVER BANK & TRUST COMPANY
401(k) PROFIT SHARING PLAN IN
RSI RETIREMENT TRUST

December 31, 2002 and 2001

BOGUSH & GRADY

CERTIFIED PUBLIC ACCOUNTANTS, LLP
48 West Market St.
Rhinebeck, NY 12572

(845) 876-4911
FAX (845) 876-6002
http://bogushandgrady.com
tbogush@hvc.rr.com

Terence N. Bogush, CPA
John A. Grady, CPA

Members:
American Institute of
Certified Public Accountants

New York State Society of
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Administrator of
The Hudson River Bank & Trust Company
401(K) Profit Sharing Plan in RSI Retirement Trust:

We have audited the accompanying statements of net assets available for plan benefits of the Hudson River Bank & Trust Company 401(k) Profit Sharing Plan in RSI Retirement Trust as of December 31, 2002 and the related statements of changes in net assets available for benefits for the for the year then ended. These financial statements are the responsibility of the Plan's management.

Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Hudson River Bank & Trust Company 401(k) Profit Sharing Plan in RSI Retirement Trust as of December 31, 2001 were audited by other auditors whose report dated June 7, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes the examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the December 31, 2002 financial statements referred to above present fairly, in all material respects, the financial status of the plan as of December 31, 2002 and the change in its financial status for the year then ended in conformity with accounting principals generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2002 and is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material resspects in relation to the basic financial statements taken as a whole.

Bogush & Grady CPA's LLP

June 27, 2003
Rhinebeck, New York

HUDSON RIVER BANK & TRUST COMPANY
401(k) PROFIT SHARING PLAN IN RSI RETIREMENT TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

	2002	2001
Assets:		
Cash	$ 27,382	$ 6,469
Contributions Receivable	-	33,519
Investments at fair market value (note C)	12,112,346	10,994,154
Loans to participants	497,997	569,088
	12,637,725	11,603,230
Liabilities		
Loan principal	-	(4,381)
Net assets available for Plan Benefits	$ 12,637,725	$ 11,598,849

See auditors' report. See notes to financial statements.

HUDSON RIVER BANK & TRUST COMPANY
401(k) PROFIT SHARING PLAN IN RSI RETIREMENT TRUST
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
for the years ended December 31, 2002 and 2001

	2002	2001
Additions to Net Assets Attributed to:		
Interest income	$ 42,462	$ 35,364
Investment gain\(loss)	(898,469)	1,248,803
	(856,007)	1,284,167
Employer contributions	696,331	500,997
Employee contributions	289,928	204,173
Rollovers	48,932	50,571
Transfers (note F)	1,999,439	3,393,797
	3,034,630	4,149,538
Total additions	2,178,623	5,433,705
Deductions from net assets attributed to:		
Benefits paid to participants	1,131,354	756,962
Other administrative expenses	8,383	12,198
	1,139,737	769,160
Net increase in net assets	1,038,886	4,664,545
Net assets available for benefits:		
Beginning of year	11,598,849	6,934,304
Net assets available for benefits:		
End of year	$ 12,637,735	$ 11,598,849

See auditors' report. See notes to financial statements.

HUDSON RIVER BANK & TRUST COMPANY
401(k) PROFIT SHARING PLAN IN RSI RETIREMENT TRUST

NOTES TO FINANCIAL STATEMENTS

A. Description of Plan:

The following description of the Hudson River Bank & Trust Company 401(k) Profit Sharing Plan in RSI Trust provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1. *General* -

The Plan is a defined contribution plan covering all employees of the Company who have worked for 12 consecutive months, have at least 1000 hours of service, and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2. *Contributions* -

The Company contributes to the Plan each payroll period from its current or accumulated earnings or profits, a Basic Contribution equal to the amount by which each participant has agreed to reduce his compensation. Basic Contributions are subject to limitation as set forth in the Company's profit-sharing plan.

The Company also contributes to the Plan each payroll period, a Matching Contribution in an amount equal to 50% of each participant's Basic Contribution up to a maximum of 6% of the participant's compensation.

An employee, whether or not he is a participant, may contribute a Rollover Contribution to the Trust Fund provided the contribution qualifies as a rollover.

3. *Participants' Accounts* -

Each participant's account will be credited with the Basic Contribution and the employer's Matching Contributions, and an allocation of (a) the employer's Special Contribution, if any (b) Plan earnings (c) forfeitures of participant's non-vested accounts. Allocations are based on participant's earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

4. *Vesting* -

A participant is immediately vested in the Basic, Special, or Rollover Contributions (plus related earnings). Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after 5 years of credited service.

See auditors' report.

A. Description of Plan (continued):

5. *Payments of benefits -*
Upon termination of service, a participant may elect to receive either a lump-sum distribution equal to the Net Value of his accounts or annual installments over a period not to exceed twenty years.

B. Summary of Significant Accounting Policies:

Investments:

All of the Plan investments are in trust held by the Retirements Systems for Savings Institutions. The value of the investments at December 31, 2002 and 2001 represents Hudson River Bank & Trust Co.'s share of various funds administered by the retirement system. Participants may elect at any time to have the trustee invest in multiples of 10% of the value of their account in the following funds:

Core Equity Fund - Primarily high quality common stocks of companies with large market capitalization. The expected variability of returns will approximate the Standard and Poors' 500 stock index.

Emerging Growth Equity - Common stocks of rapidly growing, emerging companies and common stocks of companies perceived by the Investment Manager to have a higher than average growth potential.

Value Equity Fund - Invests in capital appreciation and income producing stocks which are considered "out-of-favor" but financially sound and selling at unjustifiably low market prices.

Short-Term Investment Fund - Consists of preservation of principal investments producing competitive money market returns.

Intermediate - Term and Actively Managed Bond Fund - Bonds, notes debentures, mortgages and other fixed income investments.

International Equity Fund – Seeks capital appreciation and income producing stock of companies headquartered in foreign countries.

Employer Stock Fund - Consists of units of the sponsor/employer's stock. The sponsor employer's stock is traded over NASDAQ as (HRBT).

See auditors' report.

B. Summary of Significant Accounting Policies (continued):

Investments (continued):

The plan's fund investments are stated at the Net Asset Value of each fund. The sponsor's common stock is valued at quoted market prices. Purchases and sales of securities are recorded on a trade date-basis. Dividends are recorded on the ex-dividend date.

Use of estimates:

The use of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

C. Plan Investments:

The plan investments which are entirely participant directed consist of the following as of December 31, 2002 and 2001.

		2002		
	# of Units or Shares	Value	Cost	Investment Gain or (Loss)
Core Equity	30,301.793	$ 1,893,862	$ 1,819,706	$ (705,016)
Emerging Growth	15,353.056	779,628	1,190,711	(477,856)
Value Equity Fund	16,338.224	1,118,678	1,258,589	(231,795)
Actively Managed Fund	17,023.062	840,769	773,468	52,217
Intermediate Term Bond	9,801.199	415,963	307,449	13,362
Short Term Investment	40,492.640	1,070,625	1,067,501	12,637
International Equity	3,228.547	131,476	175,395	(25,949)
Employer Stock Fund	236,822.000	5,861,345	3,148,355	463,921
		$ 12,112,346	$ 9,741,174	$ (898,479)

See auditors' report.

HUDSON RIVER BANK & TRUST COMPANY
401(k) PROFIT SHARING PLAN IN RSI RETIREMENT TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

C. Plan Investments (continued):

	2001			
	# of Units or Shares	Value	Cost	Investment Gain or (Loss)
Core Equity	25,241.228	$ 2,243,693	$ 1,266,857	$ (385,720)
Emerging Growth	11,831.633	1,053,489	951,500	(150,428)
Value Equity Fund	12,921.461	1,090,701	982,677	(69,530)
Actively Managed Fund	11,001.651	499,805	485,173	28,658
Intermediate Term Bond	5,343.487	217,159	212,511	11,167
Short Term Investment	39,863.685	1,036,854	1,035,659	23,065
International Equity	2,532.630	124,454	143,094	(23,098)
Employer Stock Fund	211,217.177	4,727,999	2,490,065	1,814,689
International Equity		$ 10,994,154	$ 7,567,536	$ 1,248,803
Employer Stock Fund				

D. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

E. Tax Status:

The Internal Revenue Service has determined and informed the company by a letter dated December 31, 1992, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and sponsor management believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

F. Transfer:

The transfer of assets into the plan resulted from mergers by the sponsor with other banks.

See auditors' report.

SUPPLEMENTARY SCHEDULE

HUDSON RIVER BANK & TRUST COMPANY
401(k) PROFIT SHARING PLAN IN RSI RETIREMENT TRUST
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2002 & 2001

Fund in RSI Retirement Trust	2002 Cost	2002 Value	2001 Cost	2001 Value
Core Equity	$ 1,819,706	$ 1,893,862	$ 1,266,857	$ 2,243,693
Emerging Growth	1,190,711	779,628	951,500	1,053,489
Value Equity Fund	1,258,589	1,118,678	982,677	1,090,701
Actively Managed Fund	773,468	840,769	485,173	499,805
Intermediate Term Bond	307,449	415,963	212,511	217,159
Short Term Investment	1,067,501	1,070,625	1,035,659	1,036,854
International Equity	175,395	131,476	143,094	124,454
Employer Stock Fund	3,148,355	5,861,345	2,490,065	4,727,999
	$ 9,741,174	$ 12,112,346	$ 7,567,536	$ 10,994,154

BOGUSH & GRADY
CERTIFIED PUBLIC ACCOUNTANTS, LLP
48 West Market St.
Rhinebeck, NY 12572

(845) 876-4911
FAX (845) 876-6002
http://bogushandgrady.com
tbogush@hvc.rr.com

Terence N. Bogush, CPA
John A. Grady, CPA

Members:
American Institute of
Certified Public Accountants

New York State Society of
Certified Public Accountants

INDEPENDENT AUDITORS' CONSENT

We consent to incorporation by reference in the Registration Statement (No. 333-58615) on Form S-8 of Hudson River Bancorp, Inc. of our report dated June 27, 2003, relating to the statement of net assets available for plan benefits as of December 31, 2002, and the related statement of changes in net assets available for plan benefits for the year then ended, which report appears in the Annual Report on Form 11-K of The Retirement Plan of the Hudson River Bank and Trust Company 401(k) Profit Sharing Plan in the RSI Retirement Trust.

Bogush & Grady CPA's LLP

Rhinebeck, New York
July 14, 2003

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Hudson River Bank & Trust Company
401(k) Savings Plan in
RSI Retirement Trust

Date: 7/15/03

By: Carl Florio
Carl A. Florio
President and Chief Executive Officer

Date: 7/15/03

By: Tim E Blow
Timothy E. Blow
Chief Financial Officer

EXHIBIT 99.1

CERTIFICATION

Each of the undersigned hereby certifies, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as an officer of Hudson River Bancorp, Inc. (the "Registrant"), that, to his knowledge, the Annual Report for the Hudson River Bank & Trust Company 401(k) Savings Plan in RSI Retirement Trust on Form 11-K for the period ended December 31, 2002, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and the information contained in such report fairly presents, in all material respects, the consolidated financial condition of the Plan at the end of such period and the results of operations of the Plan for such period.



Date: July 15, 2003

Carl A. Florio
President and Chief Executive Officer



Date: July 15, 2003

Timothy E. Blow
Chief Financial Officer